May 27, 2005

VIA FACSIMILE AND COURIER (202) 772-9220

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
20549-0405
O. KIM GOHEEN
Senior Vice-President,
and Chief Financial Officer

CAMECO CORPORATION

Corporate Office
2121 – 11th Street West
Saskatoon, Saskatchewan
Canada S7M 1J3

Tel: 306.956.6256
Fax: 206.956.6312

www.cameco.com

Dear Mr. Schwall:

Cameco Corporation
Form 40-F Filed March 15, 2005
Your File Number 001-14228

I am writing to provide Cameco’s response to your May 12, 2005 letter, which we received on May 13, 2005. Our response, attached as Schedule A, was prepared in consultation with KPMG LLP, Cameco’s external auditors. Except in respect of Exhibits 99.1 and 99.2, we do not propose to amend our filings. Other changes identified are not material and will be addressed in future filings. The numbering and headings in Schedule A refer to the numbering and headings in your May 12, 2005 letter.

As requested, Cameco acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•	The company may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (306) 956-6256 to discuss any questions you may have regarding the attached response.

Yours truly,

“O. Kim Goheen”

O. Kim Goheen

c:	Jill Davis, Securities and Exchange Commission Yong Choi, Securities and Exchange Commission Gerald W. Grandey, President and Chief Executive Officer, Cameco KPMG LLP

SCHEDULE A

Long-Term Debt, Note 6, Page 8

1.	We note that convertible loans have been segregated into their liability and equity components measured at their respective fair values. Under US GAAP, the convertible loans should be recorded entirely as debt with no portion segregated as an equity component. Please refer APB Opinion No. 14 Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants for further detail. Please explain why your reconciliation to US GAAP does not reflect a difference resulting from the accounting for convertible loans.

Response

In preparing our reconciliation to US GAAP, we overlooked the reclassification of the equity component of our convertible debentures to debt as required by APB Opinion No. 14. This was an error on our part. This error was limited to the balance sheet and did not have any impact on earnings or cash flows.

The convertible debentures were issued in September 2003. Since all interest is being capitalized under both Canadian and US GAAP, the reconciling adjustment would impact only the balance sheet.

Correcting entries required to reconcile our Canadian GAAP statements to US GAAP for the years 2004 and 2003 are reflected in the table below (in thousands of Canadian dollars).

Correcting entries (Dr/(Cr))	2004	2003
Contributed surplus	30,473	30,473
Long-term debt	(27,630)	(29,880)
Property, plant & equipment	(2,843)	(593)

In our view, this error is not material and we will correct our accounting going forward.

Investment in Bruce Power L.P. (Bruce Power), Note 16, Page 16

2.	Please tell us why no amounts were allocated to intangible assets as part of your purchase price allocation process. Also, please tell us how you determined the fair value of the property, plant and equipment, why the fair value of these assets significantly exceeded the book value and why no amounts were allocated to goodwill.

Response

The purchase price allocation did include two intangible assets, the first being the Bruce Power sales agreements and the second being an option granted to Cameco relating to future uranium fuel sales to Bruce Power.

The power sales agreements were significantly “out of the money” at the time of acquisition, which led us to allocate a negative value of approximately $69 million (Cdn), which we disclosed in note 16 of our financial statements.

The option was valued at approximately $10 million (Cdn) and was not disclosed separately in note 16 as it was not deemed to be a material amount and did not carry an amortization term that was materially different from the remaining excess purchase price.

The most significant assets in Bruce Power are the lease and the restart costs relating to two of the reactors. Determination of the fair value of the property, plant & equipment was inseparable from the long-term lease of the Bruce site. The lease allows Bruce Power to operate the reactors at the site for a finite term expiring in 2018. Therefore, the excess price on the acquisition was properly assigned to the lease and amortized over the remaining term, rather than being recorded as goodwill.

The reasonability of the allocation was supported using discounted cash flow measures, which indicated expected rates of return in excess of Cameco’s cost of capital. Thus, we concluded that no amount should be allocated to goodwill

Restructuring of the Gold Business, Note20, Page 24

3.	We note that prior to acquiring an additional 66.7% interest in KGC, you accounted for Cameco Gold Inc.’s 33.3% interest using the proportionate consolidation method. Please tell us whether KGC qualified for the accommodation under Item 17 (c)(2)(vii) of Form 20-F that permits issuers to omit differences in classification or display that result from using proportionate consolidation in the reconciliation to US GAAP. If not, please tell us whether any consideration was given to EITF 00-I Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures when preparing your reconciliation to US GAAP and whether you believe accounting for Cameco Gold Inc.’s 33.3% interest using the proportionate consolidation method was appropriate under US GAAP.

Response

The investment in KGC qualified for accommodation under Item 17(c)(2)(vii). Until June 2004, KGC was an operating entity that was jointly controlled by the only two parties that held an equity interest (Cameco Gold Inc. and Kyrgyzaltyn JSC).

Depreciation and Depletion, Summary of Significant Accounting Policies, Page 39

4.	We note that you measure the amount of depreciation and depletion by the portion of the mines’ economically recoverable proven and probable ore reserves. Please compare this economically recoverable proven and probable ore reserves to reserves and resources calculated in accordance with the National Instrument 43-101 of the Canadian securities regulatory authorities and tell us whether any difference exists. Additionally compare the units used to calculate your depreciation, depletion and amortization under Canadian GAAP to proven and probable reserves, as defined in Industry Guide 7, which should be used for US GAAP. To the extent that the reserve base used to measure your Canadian GAAP financial statements differs from Industry Guide 7 reserves explain why your reconciliation to US GAAP does not reflect a reconciling item. In this regard, we note that there appears to be different quantities for estimated gold reserves which resulted from using different gold prices. Please refer to page 2 of the Form 40-F under Note Regarding Reserves and Resources.

Responses

We use economically recoverable proven and probable reserves to determine the amount of depreciation and depletion charged to earnings. The “economically recoverable proven and probable reserves” are equal to the amount of reserves calculated in accordance with National Instrument 43-101 less an allowance for processing losses. Resources are not included.

As disclosed at page 2 and footnote 3 to our uranium reserve table at page 25 of Cameco’s annual information form dated March 15, 2005, Cameco’s uranium reserves estimated in accordance with NI 43-101 and Industry Guide 7 are the same, other than the Ruth property in Wyoming, which is not a reserve under Industry Guide 7. Differences in uranium reserve estimates related to non-producing properties and therefore reconciling adjustments to our financial statements were not required.

As disclosed in footnote 3 of Cameco’s March 15, 2005 annual information form (page 76), Cameco’s gold reserves estimated in accordance with NI 43-101 and Industry Guide 7 are the same, except as follows: on a 100% basis, Kumtor’s reserves decrease by 109,000 ounces (3% of total reserves) and Boroo’s reserves decrease by 17,400 ounces (1% of total reserves). Differences in gold reserve estimates did not cause a material impact on our financial results and no reconciling adjustments were made to the financial statements.

5.	In addition, we note that for the purpose of estimating uranium reserves in accordance with National Instrument 43-101, a uranium price of $21.80 (US) was used. For the purpose of estimating reserves in accordance with United States Securities and Exchange Commission’s Industry Guide 7, a uranium price of $13.40 (US) was used. You stated that the estimated uranium reserves are the same using either uranium price. Please explain why the estimated uranium reserves are not different since you are using a different uranium price. Please clarify your disclosure that the reserves would be the same using either uranium price.

Response

Other than the Ruth property, all of Cameco’s uranium reserves are economic above the price of $13.40 (US), which was used to estimate reserves by Cameco for the purpose of Industry Guide 7.

At page 2 of Cameco’s annual information form dated March 15, 2005, we stated:

“For the purpose of estimating uranium reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $21.80 (US) was used. For the purpose of estimating reserves in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $13.40 (US) was used. Estimated uranium reserves are the same using either uranium price, except for the Ruth uranium in situ leach project in Wyoming which, for US reporting purposes, is classified as mineralized material.”

At footnote 3 to the uranium reserve table at page 25 of Cameco’s annual information form dated March 15, 2005, we stated:

“For the purpose of estimating reserves in accordance with National Instrument 43-101, a uranium price of $21.80 (US) was used. For the purpose of estimating reserves in accordance with US Securities Commission Industry Guide 7 for US reporting purposes, a uranium price of $13.40 (US) was used. Estimated uranium reserves are the same using either uranium price except for the Ruth uranium in situ leach project in Wyoming which is classified for US reporting purposes as mineralized material.”

Revenue Recognition, Summary of Significant Accounting Policies, Page 40

6.	For each major type of revenue transaction described in your revenue recognition policy note, please supplementally tell us in detail as to when and how you recognize revenue. Additionally explain why your policies are appropriate and meet each of the criteria for revenue recognition outlined under Staff Accounting Bulletins No. 104 Revenue Recognition in Financial Statements (SAB 104).

Response

In responding to this question, we have provided a combined response for our uranium and conversion services businesses (section A). We have addressed our gold business separately (section B).

A.	Uranium and Conversion Services

Cameco’s uranium and conversion services businesses represent two segments of the nuclear fuel cycle. A description of the nuclear fuel cycle can be found in Appendix A – The Nuclear Fuel Cycle. We believe this information will assist the reader in understanding the nature of the uranium and conversion services businesses. We recommend reviewing Appendix A before reading our responses to questions 6 and 7.

In its uranium and conversion services businesses, Cameco has three types of sales arrangements with its customers: 1) uranium supply, 2) toll conversion services, and 3) conversion supply (a combination of uranium supply and toll conversion services). In our response to question 7(a), we describe our revenue recognition process for each of these types arrangements.

An analysis of each of the revenue recognition criteria follows:

1.	Persuasive evidence of an arrangement exists

•	Uranium and conversion services are sold to customers under duly authorized contracts, which contain descriptions of the specific terms of the arrangement.

•	The terms of the contracts are explicit as to the nature of the product or service to be provided, timing of delivery, price and payment terms.

2.	Delivery has occurred or services have been rendered

•	In the uranium and conversion services businesses, delivery of products and services is typically effected via “book transfer” (This process is described in detail in our response to question 7 (a) below).

•	The nuclear fuel products are required to be stored at a licensed facility until being shipped to another licensed facility for further processing (such as conversion, enrichment or fabrication).

•	Further details regarding delivery of uranium and conversion services are provided in response to question 7.

3.	Selling price is fixed or determinable.

•	The selling price is included in the contract with the customer.

•	In all cases, the price is known and fixed on the date book transfer occurs.

4.	Collectibility is reasonably assured.

•	Cameco requires that its customers have a credit rating of at least investment grade before granting credit.

•	If a customer’s credit rating falls below the minimum standard, Cameco requires either payment in advance of book transfer or the issuance of an irrevocable letter of credit in favour of Cameco prior to transfer. Advance payment is not recognized as revenue until the transfer occurs.

•	Cameco has had virtually no uncollectible accounts over the past 15 years.

B.	Gold Business

In the gold business, Cameco’s subsidiaries recognize revenue from a sale when title has been transferred to the purchaser, the selling price is determinable and collection of the proceeds is reasonably assured. Cameco has an interest in two operating gold mines, Kumtor and Boroo.

At the Kumtor mine, the purchaser, or its agent, takes possession of the gold dore at the mine site. At this point, all risks and rewards associated with ownership of the dore pass to the buyer and Kumtor recognizes revenue based on preliminary assay results. Adjustments to revenue are booked upon receipt of final assay. At the Kumtor mine, payment is received prior to the purchaser taking physical possession of the gold dore and legal title passes when payment is received.

At the Boroo mine, the purchaser, or its agent, takes possession of the gold dore at the mine site and delivers it to the purchaser’s refining facility. The selling price for the gold is determined on the date the shipment arrives at the refinery and that is the date on which legal title transfers and revenue is recorded. The purchaser remits 95% of the preliminary estimated value within two days of receiving the shipment at its refinery. The remainder is paid upon receipt of the final assay, which occurs within two weeks of receiving the dore.

7.	We note that you record revenue on the sale of nuclear products to utility customers when title to the product transfers and delivery is affected through book transfer. We also note that you may hold customer owned product at your premises prior to shipment of the product. Please advise us on the following matters:

(a)	Explain what you meant by “delivery is affected through book transfer”.

Response — In the nuclear fuel industry (see Appendix A, section A), suppliers of uranium and toll conversion services do not physically deliver their products and services to their customers, but rather deliver uranium to their customers at toll conversion facilities (“Converters”) and deliver toll conversion services to their customers by book transfer at enrichment facilities (“Enrichers”).

Cameco is both a supplier of uranium and a provider of conversion services. At present, there are numerous suppliers of uranium in the world but only three providers of conversion services in the western world.

As a Supplier (see Appendix A, sections A, C, D), Cameco physically delivers uranium to the Converters, who weigh and analyze the uranium to ensure it meets their operating specifications. The Converter charges Cameco for this service and also for storage if the uranium remains in Cameco’s account at the Converter without movement for a specified time. Once they accept the uranium, the Converter credits the account of Cameco for the volume of accepted uranium. Cameco has legal title to the uranium as well as the risk and rewards of ownership. Upon receiving instructions from Cameco, the Converter will transfer title (and the risk and rewards of ownership) to Cameco’s customer’s account at the Converter’s facility. This is the point at which Cameco invoices its customer for the uranium and records revenue. Given that Cameco is both a Supplier and a Converter, it delivers to customers at its own conversion facilities at Blind River/Port Hope in the same way as it would at a third-party Converter, by way of book transfer.

As a toll converter (see Appendix A, sections, A, E), Cameco also provides services described above to suppliers at its conversion service facilities at Blind River and Port Hope, Ontario. Cameco takes physical delivery of uranium from the suppliers, crediting their accounts with the uranium received. Cameco charges the supplier for the weighing and analyzing of the received uranium and will charge for storage of the uranium as per the agreement with the supplier. Upon receiving instructions from the supplier, Cameco will transfer the uranium into an account held by the supplier’s customer.

It is important to reiterate that in its role as a toll converter Cameco treats all suppliers of uranium in the same manner (including itself). Uranium is held in the supplier’s account until the supplier directs the toll converter to transfer the uranium into the account of the supplier’s customer.

Cameco will store the uranium for the toll conversion customer for a period of time without fee as part of its toll conversion service, recouping this cost as part of the conversion service charge to the customer. At all times title to the uranium and risks and rewards of ownership remain with the customer.

As a toll converter, Cameco physically delivers UF6 (customer processed uranium) to an Enricher (see Appendix A, sections A, F) where it is analyzed to ensure it meets the UF6 ASTM standard (an industry standard specification). The Enricher accepts the UF6 and credits Cameco’s account with the volume of accepted UF6. Upon receiving instructions from Cameco, the Enricher will transfer the UF6 from Cameco’s account to the customer’s account at the Enricher’s facility. This is the point at which Cameco invoices the customer for the toll conversion service and records revenue.

Cameco also sells uranium bundled with its conversion services. In this case Cameco owned uranium (Cameco has title to the uranium and the risks and rewards of ownership) is converted and physically delivered to the Enricher as described above. Upon Cameco’s instructions, the Enricher will transfer this Cameco owned UF6 to Cameco’s customer account with the Enricher. This is the point at which Cameco will invoice the customer for the combined uranium and conversion service and record the revenue.

In all cases, the risk of damage to the customer’s product, while in storage, is borne by the Converter or the Enricher holding the product.

(b)	Tell us whether customer payment terms coincide with the acceptance terms. Also, tell us whether you made any concessions such as extended payment terms, indefinite use of the storage facilities at no cost to the buyer, and an unqualified right of exchange.

Response — Customer payment for purchase of uranium and for toll conversion services is governed by the terms of the purchase contract between Cameco and the customer. These terms will specify the number of days from the date of invoice (date of delivery) that payment is due. Under the terms of the purchase contract, interest penalties are charged for late payments.

Concessions for extended payment terms are not granted unless Cameco is able to gain other reciprocal concessions from the customer. Cameco does not grant indefinite storage at no cost and the customer does not have an unqualified right of exchange.

(c)	Tell us whether your customers have the right to return the products held at your premises. If so, please tell us how you met the criteria for revenue recognition outlined in paragraph 6 of FASB Statement No. 48 Revenue Recognition When Right of Return Exists.

Response

Customers do not have the right to return products, whether at Cameco’s facilities or at other facilities. All sales are final and binding.

(d)	For arrangements under which you hold customer owned product, please tell us whether you consider delivery of the product to have occurred. In this regard, please be advised that under SAB 104, delivery generally is not considered to have occurred unless the customer has taken title and assumed the risks and rewards of ownership of the products specified in the customer purchase order or sales agreement. Typically, this occurs when a product is delivered to the customer’s delivery site.

Response

When Cameco delivers uranium to a customer at Cameco’s conversion facility, Cameco in its role as a Converter will issue a transfer notice to the customer advising that under the terms of the purchase contract between Cameco and the customer, it has transferred title to uranium, along with the risks and rewards of ownership, to the customer from Cameco. This transfer notice is no different than for transfers of uranium from other suppliers to the customer or where Cameco is the uranium supplier and the customer is using another converter.

(e)	In the interpretive response to Question 3 in SAB 101, the Commission has set forth criteria to be met in order to recognize revenue when delivery has not occurred. Please tell us how you met the criteria outlined in the interpretive response.

Outlined below are the criteria considered by Cameco:

1.	Risks and rewards of ownership transferred to the buyer.

•	Legal title is transferred to the buyer.

•	Price is firm and the buyer is obligated to pay.

•	The buyer bears all risks associated with a decline in the market value of any goods or services provided.

•	Any storage risk (product risk of the buyer) retained by Cameco is insured.

•	Contracts include buyer’s indemnification to Cameco for any third party claims relating to the uranium sold to the buyer.

2.	Customer has made a firm commitment to purchase the goods.

•	Supported by legally binding contracts signed in advance of the sale occurring.

•	Customer will remit payment on normal commercial terms (i.e. 30 days).

3.	The buyer requests that the transaction be on a bill and hold basis.

•	The terms of the various contracts dictate when the book transfer occurs. The buyer negotiates such terms on the basis of its business requirements.

4.	There must be a fixed schedule for delivery of the goods.

•	The date for delivery by book transfer into the customer’s account is determined in accordance with the terms of the contract.

•	Periods of storage are normal in the industry.

•	Storage is not provided for an indefinite period of time.

•	The customer may be charged a fee for storage that is outside the industry norm.

5.	The seller retains no significant performance obligations such that the earnings process is not complete.

•	At the time of transfer into the account of the customer, Cameco has fulfilled all of its responsibilities under the contracted arrangement.

6.	The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders.

•	Uranium and conversion services are segregated logically through book transfer and detailed customer account records.

•	Physical segregation is impractical and is not a practice followed in the industry.

•	The product purchased by a customer is not subject to being used to fill orders for other customers.

•	The physical movement of nuclear fuel products is monitored by the International Atomic Energy Agency (IAEA). The guidelines established by the IAEA are intended to ensure that nuclear materials are used only for peaceful purposes. Thus, physical movement is tightly controlled and very precise inventory records are maintained. The IAEA conducts regular audits of the facilities that store nuclear materials to ensure compliance.

7.	The product must be ready for shipment.

•	The product is stored in shipping containers and is ready for shipment at any time.

8.	Other factors.

•	Cameco extends normal credit terms to its customers and does not make exceptions.

2004 Management’s Discussion and Analysis

Accounting Change, Page 55

8.	The manner in which you describe your accounting change is unclear. Please explain what you mean by the term accounting change. Additionally explain why you believe this revision of your accounting for the restructuring transactions which led to a restatement of previously issued interim financial statements is considered an accounting change. Please explain to us in detail how your originally accounted for the restructuring transactions that help create Centerra Gold Inc. and describe the events that led to discovering that a more “appropriate” basis of accounting existed. Please also tell us why you believe that the new basis of accounting is more appropriate. Please contact us to discuss this comment at your earliest convenience.

A)	Explain in detail how we originally accounted for the restructuring transactions:

Response

In June 2004, Cameco launched Centerra Gold Inc. as a publicly traded gold company.

Restatements relate to the accounting for three acquisitions that closed either concurrent with or immediately after Centerra’s IPO. The issue in question was the basis to use in valuing the three assets acquired. The three acquisitions were:

•	acquisition from Kyrgyzaltyn of a 2/3rds interest in the Kumtor gold mine in the Kyrgyz Republic. Centerra already had a 1/3 interest in the Kumtor gold mine.

•	settlement of $20 million (US) in debt owed by Kumtor to the International Finance Corporation (IFC) and the European Bank for Reconstruction and Development (EBRD).

•	acquisition of the minority interest in AGR Limited. Centerra was the majority owner already. AGR has a gold mine in Mongolia.

Terms of the transactions were negotiated over the two years leading up to the IPO and provided that Centerra issue its shares in exchange for each asset acquired. With the concurrence of its external auditors, KPMG, Centerra initially recorded these transactions using the values negotiated with each seller. The values were based on the discounted cash flow analyses of the tangible assets acquired and debt settled. Each seller was given a percentage interest in Centerra.

Please see Appendix B, which is a copy of Cameco’s February 4, 2005 report on Form 6-K that includes Cameco’s Material Change Report filed with Canadian Securities Regulators, describing in detail the accounting change.

B)	Describe the events that led to discovering a more appropriate basis for accounting.

Response

We and our external auditors carried out a more comprehensive review of the facts and circumstances as part of the year-end review. The restatement was of the 2nd and 3rd quarter interim reports and did not impact prior years nor did it affect the annual financial statements for the period ended December 31, 2004. The restated quarterly reports were furnished to the SEC on March 8, 2005 by way of Cameco’s report on Form 6-K.

C)	Why the new basis is more appropriate.

Response

While Centerra was not a publicly traded company at the time it negotiated its restructuring transactions, it subsequently became public and the transactions mentioned were contingent on the IPO proceeding. Therefore, Centerra concluded that the more appropriate accounting treatment would be to use Centerra’s IPO price to value the shares issued in these transactions.

In addition to discussing the restatement with KPMG, our external auditors, we also reviewed the change with another large accounting firm and they concurred with our approach. Subsequently, we also voluntarily approached the Ontario Securities Commission to explain the changes we had made and why. They agreed that our restatement was the more appropriate presentation.

D)	Explain what you mean by the term, “accounting change”.

Response

“Accounting Change” is the generic term under Canadian accounting literature (CICA Handbook Section 1506), which we have applied in this case to a more appropriate presentation of events or transactions. The term is accepted under Canadian GAAP.

Exhibit 99.1 and 99.2

9.	Please revise paragraph 5 of the certification to be consistent with the language specified in the standard version. Please refer Item 601 (31) of Regulation S-K.

Response

We will revise paragraph 5 of the certification and re-file after the SEC has confirmed its acceptance of Cameco’s responses to questions 1 through 8 above.

Appendix A – The Nuclear Fuel Cycle

A.	How does uranium become nuclear fuel?

Uranium, as it is mined from the ground, is not directly useable for power generation. Much processing must be carried out before uranium can be used efficiently to generate electricity. Uranium’s transformation from ore in the ground into nuclear fuel and ultimately the handling of waste products is described as the nuclear fuel cycle.

After a successful exploration program, uranium ore undergoes:

1.	mining and milling to produce uranium concentrate known as yellowcake

2.	conversion of the concentrated uranium into either uranium dioxide (UO2) for heavy water reactors or gaseous uranium hexafluoride (UF6) for light water reactors

3.	enrichment, which increases the proportion of the rarer ‘fissile’ form of uranium, U-235, which is the essential component of nuclear fuel

4.	fuel fabrication, where the uranium is manufactured into fuel pellets

5.	electricity generation where nuclear fuel is loaded into a reactor where nuclear reactions generate electricity. After fuel is consumed, it is removed from the reactor and stored on-site for a number of years while its radioactivity and heat subside.

6.	optional chemical reprocessing, after a period of storage, recover from the spent fuel elements any residual uranium or by-product plutonium, both of which are still useful sources of energy — and at the same time to separate and package the highly radioactive residues produced while the fuel was in the reactor; or alternatively storage, without chemical treatment, for up to fifty years to allow the radioactivity to diminish; (while its radioactivity and heat subside).

7.	and finally disposal where, depending on the design of the disposal facility, the nuclear fuel may be recovered if needed again, or else remain permanently stored. At some point in the future the spent fuel will be encapsulated in sturdy, leach-resistant containers and permanently placed deep underground where it originated, thus completing the cycle.

Steps one to four are known as the front end of the fuel cycle; steps six and seven, the back end, refers to what happens after the fuel comes out of the reactor.

B.     How do you find uranium deposits?
Today’s exploration activities are much more complex than in the past since the deposits that were close to the surface were found first because they were easier to discover. With the highest-grade deposits buried in deep rock formations, advanced technologies like satellite imagery, geophysical surveys, multi-element geochemical analysis and computer processing are required to locate and confirm the deposits.

Once geologists locate a prospective deposit, detailed geological and economic evaluation of the grade and characteristics of the ore body must be completed. Then mining engineers develop a mining plan to extract the ore. If the project looks promising, environmental impact assessments and the public consultation process begin so that applications can be made for regulatory approvals of project development. When permits and licences are in place, mine development and construction of surface facilities can begin. The timeline from discovery of an ore body to electricity production can span decades. Cameco’s McArthur River mine was fast-tracked and still took 12 years to bring to commercial production.

At Cameco, uranium exploration has focused in recent years on targets in northern Saskatchewan’s Athabasca Basin and in Arnhem Land in the Northern Territory of Australia.

C.     How is uranium mined?
Uranium ore is removed from the ground in one of three ways depending on the characteristics of the deposit. Uranium deposits close to the surface can be recovered using the open pit mining method, and underground mining methods are used for deep deposits. In some circumstances the ore may be mined by in situ leaching, a process that dissolves the uranium while still underground and then pumps a uranium-bearing solution to the surface.

Open pit mining
When uranium ore is found near the surface, generally less than 100 metres deep, it is typically extracted by the open pit mining method. Open pit mining begins by removing overburden (soil) and waste rock on top of the ore body to expose the hard rock. Then a pit is excavated to access the ore. The walls of the pit are mined in a series of benches to prevent them from collapsing. To mine each bench, holes are drilled into the rock and loaded with explosives, which are detonated to break up the rock. The resulting broken rock is then hauled to the surface in large trucks that carry up to 200 tonnes of material at a time.

Cameco’s Key Lake mine in 1994. The photo on the left is an aerial view of Deilmann Pit. On the right, ore is being loaded onto a truck to be transported to the surface. After mining was completed in 1996, the pit was converted to a tailings storage facility.

Cross-section of McArthur River underground development

Mine operator Arthur Bekkattala uses a remote controlled scoop tram to collect and transport uranium ore 640 metres underground at McArthur River, the world’s largest, highest grade uranium mine.

Cameco uses in situ leach mining at its Crow Butte operation in Nebraska.

Underground mining
When an ore body is located more than 100 metres below the surface, underground mining methods are necessary since it is uneconomic to mine by open pit. For example, Cameco’s McArthur River ore body is located more than 500 metres below the surface and so is it mined using an underground mining method.

The first step in underground mining is to access the ore. Entry into underground mines is gained by digging vertical shafts to the depth of the ore body. Then a number of tunnels are cut around the deposit. A series of horizontal tunnels, called drifts, offer access directly to the ore and provide ventilation pathways. All underground mines are ventilated, but in uranium mines, extra care is taken with ventilation to minimize the amount of radiation exposure and dust inhalation.

In most underground mines the ore is blasted and hoisted to the surface for milling. At McArthur River, due to the potential for radiation exposure from the high-grade ore, processing systems must ensure worker safety. As a result, the ore is processed underground to the consistency of fine sand, diluted with water and pumped to the surface as slurry or mud. The slurry is trucked to the Key Lake site for milling.

In situ leach
In a few places geological conditions allow uranium to be dissolved directly by pumping weak acid underground, bringing it back to the surface, and extracting the dissolved uranium. With this in situ leach (ISL) process there is limited surface environmental disturbance. Leaching is another word for dissolving and ‘in situ’ means in the original position or place. The surrounding rock remains in place while the dissolved uranium is pumped to the surface then circulated through a processing plant for extraction. ISL is suitable for certain deposits such as Cameco’s US operations and is the mining method at the Inkai project in Kazakhstan.

D.     What happens to the ore during milling?
After mining, ore is transported to a nearby mill for processing. In Saskatchewan, Cameco’s mills at Key Lake and Rabbit Lake process ore from the McArthur River and Eagle Point ore bodies.

The Key Lake mill processes ore transported by truck 80 km from the McArthur River mine. The Rabbit Lake mill processes ore from the Eagle Point mine located at the operation.

Yellowcake, which ranges in colour from yellow to black, is the final product from a uranium mill.

These barrels contain yellowcake and are ready to be shipped to a refinery and conversion facility where it will undergo the next stage of the nuclear fuel cycle.
Uranium ore is a mixture of valuable minerals and waste. The first step in milling is to crush the ore, unless it is in a solution already, and treat it with acid to separate the uranium metal from unwanted rock material. Then it is purified with chemicals to selectively leach out (dissolve) the uranium. The uranium-rich solution is then chemically separated from the remaining solids and precipitated (condensed) out of the solution. Finally, the uranium is dried. The resulting powder is uranium oxide concentrate, U3O8, commonly referred to as yellowcake because it is often bright yellow.

The yellowcake is packaged into special steel drums similar in size to oil barrels. When full they weigh about 400 kilograms. Approximately 43 drums per load are hauled by truck to uranium refineries, the next stage in the nuclear fuel cycle.

E.     What is refining and conversion?
After milling, yellowcake requires further processing. First it is refined to remove impurities which produces high-purity uranium trioxide (UO3). Then, depending on the type of reactor for which it will be used, the UO3 is converted into powdered uranium dioxide (UO2) or uranium hexafluoride (UF6). If converted to UO2, the fuel is now ready to be fabricated into fuel pellets for Candu reactors. If converted to UF6, it must undergo two more steps, enrichment and subsequent conversion to enriched UO2, before it can be finally pressed into usable fuel pellets for light water reactors.

If the processing is completed by Cameco, refinement to UO3 is carried out at our refinery in Blind River, Ontario. Uranium trioxide is trucked 600 km to the Port Hope conversion facility, also in Ontario, for further processing into UO2 or UF6.

Cameco’s Blind River refinery (shown on left) and Port Hope conversion plants (right) process uranium from Cameco’s mines as well as uranium from other mines around the world.

F.     What is enrichment?
Naturally occurring uranium is made up of two different uranium isotopes, approximately 99.3% U-238 and 0.7% U-235. Most commercial reactors require uranium fuel to have a U-235 content of 3 - 5%. Uranium enrichment is the process that increases the U-235 concentration from 0.7% to 3 - 5%. Enrichment involves separation of the lighter U-235 atoms from the heavier and more predominant U-238 atoms in order to concentrate the U-235 portion. There are two commercial enrichment methods: gaseous diffusion and centrifuge.

United States Enrichment Corporation, in the US, uses gaseous diffusion technology to enrich uranium.
Source: NAC Worldwide Consulting

Urenco uses low cost centrifuge technology to enrich uranium.

Gaseous diffusion
In the gaseous diffusion process, U-235 and U-238 atoms are separated by feeding UF6 in gaseous form through a series of porous walls or membranes that allow more U-235 to pass through. To understand how this method of enrichment works, think of UF6 as equal sized sand particles of two different weights suspended in air. All the sand grains are blown through thousands of sieves, one after another.

Because the light U-235 particles travel faster than the heavier U-238 particles, more of them penetrate each sieve. As more sieves are passed, the concentration of U-235 increases. The process continues until the concentration of U-235 is increased to 3 - 5%. The slower U-238 particles left behind are collected as by-product and referred to as “depleted tails” or “tails”, in other words uranium with a reduced concentration of U-235. The high amount of energy required to force the UF6 through the porous membranes makes the gaseous diffusion process expensive.

Centrifuge
In this type of enrichment process, the gaseous UF6 is placed in a centrifuge (a cylindrical container that spins the UF6 at high speeds). The rapid spinning flings the heavier U-238 atoms to the outside of the centrifuge, leaving UF6 in the centre enriched with a higher proportion of U-235 atoms. The enrichment level achieved by a single centrifuge is insufficient to obtain the desired concentration of U-235. It is therefore necessary to connect a number of centrifuges together in an arrangement known as a cascade. The U-235 concentration is gradually increased to 3 — 5% as it passes through the successive stages of centrifuge cascades. Enrichment using centrifuge technology requires little energy, giving this method a significant cost advantage. Centrifuge requires only about 2% of the energy needed for gaseous diffusion.

Separative work units
Enrichment services are sold in separative work units (SWU). A SWU is a unit that expresses the energy required to separate U-235 and U-238. How uranium is enriched depends on: 1) the amount of uranium feed (UF6) at the beginning of the process; 2) the amount of SWU used; and 3) the concentration of U-235 atoms left over (tails assay) at the end of the process.

A reactor operator knows the amount and concentration of uranium fuel required by each reactor. By varying the level of tails assay, a reactor operator can find the most economical combination of UF6 feed and SWU required for enrichment. To illustrate, consider the following example:

Let’s assume you are in the freshly squeezed orange juice business. By deciding first how much juice you are prepared to leave behind in the pulp, you can then decide the optimum balance between the number of oranges you require and the effort required to squeeze them.

If oranges are cheap and the cost of squeezing is high you are less concerned with how many oranges you use, but you want to make your orange juice with the least amount of squeezing. If oranges are relatively expensive and the squeezing process is cheap, you will minimize costs by squeezing fewer oranges more times to get the same amount of juice.

Now think of the oranges as uranium and the effort to squeeze them as SWU. If the price of uranium is relatively low, then you will use more uranium and less SWU to enrich the UF6. If the price of uranium is high and SWU is relatively cheaper, you will use more SWU and less uranium. Enrichment is measured both as the percentage of U-235 in the product and in the depletion. So the percentage of U-235 left behind in the tails assay is critical to the calculation of enrichment. The reactor operator always starts with the tails assay to find the best combination of UF6 feed and SWU. The following table shows two examples of how a given quantity of enrichment could be contracted. The shaded part of the table shows the relative amounts of electricity required to produce that quantity of enrichment which points to one of the key advantages of centrifuge enrichment.

1kg of UF6 enriched to 3% U-235 could be produced by either of the following combinations:

			Gaseous Diffusion	Centrifuge
Natural UF6 Feed	Separative Work Units	Tails Assay	Approximate Kilowatt Hours Required
6.0 kg	3.8 SWU	0.25%	9,500	190
5.1 kg	5.0 SWU	0.15%	12,500	250

It takes about 100,000 SWU of enriched uranium to fuel a typical 1,000 megawatt commercial reactor for one year, which can supply the electricity needs for a city of 600,000 people.

G.     What is Fuel Fabrication?
Fuel fabrication is the last stage of the front end of the nuclear fuel cycle before the uranium fuel is ready for use in a reactor. Fabrication begins by pressing powdered UO2 into small cylindrical shapes and baking them at a high temperature (1600 - 1700 C) to make hard ceramic pellets.

In a light water reactor, the fuel pellets are packed in thin tubes called fuel rods. The rods are grouped together into a bundle called a fuel assembly. A typical 1,100 megawatt pressurized water reactor contains 193 fuel assemblies composed of nearly 51,000 fuel rods and approximately 18 million fuel pellets.

This illustration shows a cross-section of a typical fuel assembly used in light water reactors. Fuel pellets are inserted into fuel rods, which are grouped together in a fuel assembly.

In a Candu reactor, fuel pellets are loaded into 28 or 37 half-metre long rods grouped into a cylindrical fuel bundle. Twelve bundles lie end to end in a fuel channel in the reactor core. A Bruce 790 megawatt Candu reactor contains 480 fuel channels composed of 5,760 fuel bundles and over 5 million fuel pellets.

In Candu reactors, fuel pellets are inserted into fuel rods and grouped together in bundles which are loaded into fuel channels in the reactor core.

H.     Can nuclear fuel be reused?
Reprocessing
After being in a nuclear reactor for several months, a portion of the nuclear fuel must be replaced with new fuel. The used (spent) fuel contains some residual U-235, plutonium (created when U-238 absorbs a neutron) and wastes from the fission process. Reprocessing is the chemical separation of spent fuel into these three components. The U-235 can again become reactor fuel. The plutonium can be blended with natural UO2 to create mixed oxide fuel (MOX), a fuel used in some reactors in Belgium, Germany, France and Switzerland. The waste is placed in secure storage.

While the costs of reprocessing outweigh its benefits at the present time, Russia and some European countries reprocess used fuel for environmental reasons or as a result of political policy. As well, countries like Japan are turning to reprocessing because they lack domestic fuel sources and wish to be energy independent.

I.     How are nuclear fuel wastes handled?
Radioactive waste is generally divided into three categories depending on its level of radioactivity: low, intermediate and high-level waste.

Low-level waste includes slightly contaminated clothing and items that comes from places such as nuclear medicine wards in hospitals, research laboratories and nuclear plants. Low-level waste contains only small amounts of radioactivity that decays away in hours or days. After the radioactivity has decayed, low-level waste can be treated like ordinary garbage.

Intermediate-level wastes mostly come from the nuclear industry. They include used reactor components and contaminated materials from reactor decommissioning. Typically these wastes are embedded in concrete for disposal and buried.

High-level waste generally describes spent fuel from nuclear reactors. Spent nuclear fuel from nuclear power plants is initially stored in large water-filled pools. The water provides shielding from the radiation and cooling to remove the heat, which continues to be generated by the radioactive material in the spent fuel. After several years, when the radioactivity and its associated heat have diminished, the fuel is transferred to medium-term storage near the nuclear power plants.

The nuclear industry is evaluating long-term storage of high-level waste. While spent fuel is safely stored at nuclear plant sites today, the storage facilities were never intended for permanent storage. Countries operating nuclear power reactors are conducting extensive studies on how high-level wastes should be disposed. Research indicates the ideal permanent storage disposal is in deep underground caverns in stable geological formations.

At present, no country has constructed a repository, although considerable research is being done on a variety of different geologies. Belgium, for example is studying clay formation. The US is investigating the suitability of the volcanic tuffs of Yucca Mountain in Nevada. The site received government approval in 2002 and is now in the multi-year process of licensing application. Finland is the closest to implementing disposal of high-level wastes. In 2001, the Finnish parliament approved the plan to build a repository in the crystalline Precambrian rocks of southwest Finland near the nuclear power plant at Okiluoto.

At this time there is no urgency to build a permanent disposal facility for spent nuclear fuel in Canada because dry storage facilities can provide safe storage for many decades. After years of operations, the high-level waste from all the reactors in Canada would roughly fill a soccer field to the height of 1.3 metres. Nevertheless, it was deemed necessary to demonstrate the feasibility of permanent disposal.

Therefore, a research program led by Atomic Energy of Canada Limited (AECL) was launched in 1975 to develop a concept for disposing of high-level wastes deep in the Canadian Shield. Research was conducted until about 1998 at which time a panel of technical experts and non-technical representatives reviewed the disposal concept. The panel stated that the safety of the concept had been demonstrated from a technical point of view, but not from a social perspective. As the concept did not have broad public support and therefore was not acceptable as Canada’s approach for disposing of nuclear waste.

After receiving input from various stakeholders and the public, the federal government introduced nuclear fuel waste legislation in April 2001, requiring nuclear utilities to establish a separate waste management organization to manage the disposal of nuclear fuel waste. The new waste management agency, the Nuclear Waste Management Organization www.nwmo.ca (NWMO) is to assess disposal alternatives including the option of long-term centralized storage, as well as establish a comprehensive public participation program. A preliminary assessment of Centralized Extended Storage is available at www.nwmo.ca/assessmentteamreport.

APPENDIX B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of February, 2005

Cameco Corporation

(Commission file No. 1-14228)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated February 4, 2005	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005	Cameco Corporation By:
“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Cameco Corporation (“Cameco”)
2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2 — Date of Material Change

January 27, 2005

Item 3 — News Release

The English version and the French translation version of the press release relating to this material change were distributed by CCNMatthews through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on January 27, 2005. A copy of the English version of this news release was filed on SEDAR on January 27, 2005.

Item 4 — Summary of Material Change

On January 27, 2005 Cameco announced that its financial statements for 2004 have been revised to include $214 million in goodwill, offset by a $101 million increase in minority interest and a $113 million dilution gain due to an accounting change. This change has increased after-tax earnings by $86 million. These non-cash adjustments reflect a change in the accounting used for the restructuring transactions that helped create Centerra Gold Inc. (Centerra). The accounting change has been applied retroactively to the dates of the transactions. As a result, Cameco will be reissuing its financial statements for the periods ended June 30, 2004 and September 30, 2004.

Item 5 — Full Description of Material Change

Cameco’s financial statements for 2004 have been revised to include $214 million in goodwill, offset by a $101 million increase in minority interest and a $113 million dilution gain due to an accounting change. This change has increased after-tax earnings by $86 million. These non-cash adjustments reflect a change in the accounting used for the restructuring transactions that helped create Centerra. The accounting change has been applied retroactively to the dates of the transactions. As a result, Cameco will be reissuing its financial statements for the periods ended June 30, 2004 and September 30, 2004.

The principal effect of this accounting change on Cameco’s consolidated financial statements was to record an increase of $86 million in net earnings from the dilution gain resulting from the restructuring and Centerra’s initial public offering (IPO). The dilution gain is a non-cash gain recorded by Cameco in accordance with accounting rules. The gain resulted from Cameco’s interest in Centerra being diluted from 100% to 53% by Centerra’s IPO and related restructuring transactions. The gain results from Centerra issuing shares for values in excess of Cameco’s historic carrying value of its investment in Centerra.

With the accounting change, the company has recorded $214 million in goodwill and increased the carrying value of the non-Cameco minority interest in Centerra by $101 million. While this accounting change has a significant effect on Cameco’s net earnings for 2004, there is no impact on cash flows other than an increase in capital taxes of less than $1 million.

The following table sets forth the significant effects of the accounting change on previously reported financial results:

	Qtr ended June 30, 2004		YTD at June 30, 2004		YTD at Sept 30, 2004
		Previously		Previously		Previously
In $ millions, except per share	Revised	Reported	Revised	Reported	Revised	Reported

Net earnings	$151	$65	$191	$105	$242	$156
Earnings per share*	0.88	0.38	1.12	0.61	1.42	0.91

* adjusted for December 31, 2004 stock split

The restructuring of Centerra prior to its IPO included the acquisition of a number of gold assets and the settlement of outstanding debt. The terms of these transactions, which were negotiated in the months leading up to the IPO, provided that Centerra issue its shares on closing of the transactions. With the concurrence of its external auditors, Centerra initially recorded these transactions using the negotiated values, which were based on discounted cash flow analyses of the tangible assets acquired and debt settled.

In its year-end review, the company and its external auditors reviewed the accounting that had previously been used for these transactions. In the case of a public company issuing shares to acquire assets or settle debt, the appropriate accounting treatment would be to use the value of the acquiring company’s shares to record the transaction. While Centerra was not a publicly traded company at the time it negotiated its restructuring transactions, it subsequently became public and these transactions were contingent on the IPO proceeding. Therefore, Cameco concluded that the more appropriate accounting treatment would be to use Centerra’s IPO price to value the shares issued in these transactions.

This accounting change increased the purchase price by $214 million over the amount previously recorded by Centerra. The increase is reported as goodwill by Cameco and has the impacts noted above on the financial statements. If the carrying value of the goodwill cannot be supported in any future annual test, it will be written down. There is no expectation that this will be necessary for Cameco in the foreseeable future.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and
Corporate Secretary
Cameco Corporation
(306) 956-6303

Item 9 — Date of Report

February 4, 2005